Exhibit 99-1
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[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES' SIGNS AGREEMENT TO INVEST IN EPSILON INVESTMENT HOUSE; FOLLOWING TRANSACTION KOOR WILL HOLD 50%

TEL AVIV, Israel - January 29, 2006 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company, announced that it has signed an agreement (the "Agreement") to acquire 50% joint-control of Epsilon Investment House ("Epsilon" or the "Company") for NIS 105 million (approx. $22m); Approx. half this amount will be injected into the company, the other half will be used to acquire shares from the current founders and managers - Shmuel Frenkel and Ron Levkovich (the "Founders"). The transaction will be conducted based on a pre-money company value of NIS 160 million (approx. $35m). Following the transaction, Koor will hold 50% in Epsilon and the remaining 50% will be held by the company's Founders.

Epsilon Investment House is an Israeli boutique investment house offering a full range of financial services including - portfolio management, mutual funds' management, provident fund management, underwriting and hedge fund management. Established in 1988, Epsilon currently has NIS 4.5 billion (approx. $1 billion) Assets under Management (AuM). Throughout 2005 the company generated substantial growth in its AuM with the mutual fund management increasing by 100%, with several of the company's mutual funds being ranked among the top performers in their fields during 2005.

As part of the Agreement Koor will receive the right to nominate 50% of the Board of Directors (3 Board members). The company's Founders committed to continue to manage the company for the next few years. The Agreement is subject to the applicable regulatory approvals and is expected to close within 60 days.

Jonathan Kolber, CEO, Koor Industries Ltd. said "We are very pleased with our investment in Epsilon and believe that Epsilon is well positioned to identify, and take advantage of the many opportunities evolving in the Israeli financial services market. We look forward to working with Epsilon's seasoned management in creating one of Israel's most successful money management firms."

Shmuel Frenkel, Co-Founder and Chairman, Epsilon Investment House added "We are pleased with the vote of confidence Koor expressed by investing in Epsilon. Epsilon has grown substantially in 2005, and looking ahead, we hope to leverage on our individual strengths with a view to continuing to grow the business. We look forward to a mutually successful partnership."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information please visit www.koor.com.
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About Epsilon Investment House
Epsilon Investment House is an Israeli boutique investment house offering a full range of financial services including - portfolio management, mutual funds' management, provident fund management, underwriting, hedge fund management and brokerage. Established in 1988, Epsilon currently has NIS 4.5 billion (approx. $1 billion) Assets under Management (AuM). Epsilon manages 22 mutual funds with a total of over NIS 1.6 AuM. The company is jointly managed by founders Shmuel Frenkel and Ron Levkovich.

For further information, please contact:
Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.